Exhibit 99.1

Date: August 10, 2023
Public Announcement (NASDAQ: IXHL) (ASX: IHL)

Incannex to Conduct Shareholder Information Events Regarding Redomicile from Australia to United States

Melbourne, Australia, August 10, 2023 – Incannex Healthcare Limited (Nasdaq: IXHL) (ASX: IHL), (‘Incannex’ or the ‘Company’), is pleased to announce both in-person and online virtual events in which shareholders may connect with the Incannex board and management team to discuss the transition of the Company from Australian shares on ASX to US-domiciled shares listed on Nasdaq exclusively.

In-Person Shareholder Meetings: Shareholder events will take place at central locations in Sydney, Melbourne, Brisbane, and Perth. The event dates and locations are as follows:

1.	Sydney: Wednesday, 23rd August, 6pm (CBD location)
2.	Melbourne: Thursday, 24th August, 6pm (CBD location)
3.	Brisbane: Tuesday, 29th August, 6pm (CBD location)
4.	Perth: Tuesday, 5th September, 6pm (Venue to be confirmed)

RSVP and Location Information: To ensure that the event is conducted successfully, we kindly request that you register your interest in attending by sending an email to admin@incannex.com.au. Please include your full name, HIN, or entity your shares are held in and the location of the event you plan to attend. Once we have confirmed the level of shareholder participation in each location, we will provide the details for the event you have chosen.

Virtual Shareholder Participation via Zoom: We are also offering shareholders, who are unable to join us in person, the opportunity to participate in group virtual meetings, via Zoom. These virtual meetings will allow shareholders to engage directly with the Incannex management team, ask questions about the transition, and receive an operational update. To book a time for a group Zoom meeting, please visit https://calendly.com/incannex/incannex-healthcare-limited.

Continued support for Shareholders: Incannex understands the importance of supporting our shareholders during the transition from Australian IHL shares to US domiciled IXHL shares. For shareholders with superannuation holdings, we have provided financial advisory assistance, as detailed in the announcement made to ASX on 01st August 2023. For all other holders, we are committed to providing regular updates on the transition in coming weeks. These updates will include a comprehensive explanation of the share transition process from the ASX to the Nasdaq, outlining a simplified path to ensure a seamless transition for all shareholders.

This announcement has been approved for release to ASX by the Incannex Board of Directors.

END

Incannex Healthcare Limited (ABN: 93 096 635 246)

Level 39, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000

P: +61 409 840 786

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Date: August 10, 2023
Public Announcement (NASDAQ: IXHL) (ASX: IHL)

About Incannex Healthcare Limited

Incannex is a clinical stage pharmaceutical development company that is developing unique medicinal cannabis pharmaceutical products and psychedelic medicine therapies for the treatment of obstructive sleep apnoea (OSA), traumatic brain injury (TBI) and concussion, lung inflammation (ARDS, COPD, asthma, bronchitis), rheumatoid arthritis, inflammatory bowel disease, anxiety disorders, addiction disorders, and pain, among other indications.

U.S. FDA approval and registration, subject to ongoing clinical success, is being pursued for each drug and therapy under development. Each indication under investigation currently has no, or limited, existing registered pharmacotherapy (drug) treatments available to the public and represent major global economic opportunities to Incannex and its shareholders.

Incannex has a strong patent filing strategy in place as it develops its products and therapies in conjunction with its medical and scientific advisory board and partners. The Company holds 19 granted patents and 30 pending patent applications. Incannex is listed on the Australian Stock Exchange (ASX) with stock code “IHL” and has American Depository Shares listed on NASDAQ under code “IXHL”.

Website: www.incannex.com.au

Investors: investors@incannex.com.au

Forward-looking statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations and estimates, as well as the beliefs and assumptions of management. The forward-looking statements included in this press release represent Incannex’s views as of the date of this press release. Incannex anticipates that subsequent events and developments may cause its views to change. Incannex undertakes no intention or obligation to update or revise any forward-looking statements, whether as of a result of new information, future events or otherwise. These forward-looking statements should not be relied upon as representing Incannex’s views as of any date after the date of this press release.

Contact Information:

Incannex Healthcare Limited

Mr Joel Latham

Managing Director and Chief Executive Officer

+61 409 840 786

joel@incannex.com.au

Investor Relations Contact – United States

Alyssa Factor

Edison Group

+1 (860) 573 9637

afactor@edisongroup.com

Incannex Healthcare Limited (ABN: 93 096 635 246)

Level 39, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000

P: +61 409 840 786

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